Exhibit 12.1

Montpelier Re Holdings Ltd.

Calculation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Three Months
	Ended
	March 31,	Years Ended December 31,
	2006	2005(2)	2004	2003	2002	2001(3)
	(Dollars in thousands)

Net income (loss) after minority interest in Blue Ocean	$39,816	$(752,902)	$240,281	$407,178	$152,045	$(61,618)
Fixed Charges:
Assumed interest component of rent expense(1)	$132	$340	$324	$227	$147	$—
Interest on $250m 6.125% Senior Notes	$3,828	$15,400	$15,400	$8,700	$4,460	$851

Total fixed charges	$3,960	$15,740	$15,724	$8,927	$4,607	$851

Trust preferred share payments	$2,138	$—	$—	$—	$—	$—
Preferred share dividends — Blue Ocean	$1,788	$—	$—	$—	$—	$—

Total combined fixed charges and preference share dividends	$7,886	$15,740	$15,724	$8,927	$4,607	$851

Earnings plus fixed charges	$43,776	$(737,162)	$256,005	$416,105	$156,652	$(60,767)

Earnings plus combined fixed charges and preference share dividends	$47,702	$(737,162)	$256,005	$416,105	$156,652	$(60,767)

RATIO OF EARNINGS TO FIXED CHARGES	11.1	—	16.3	46.6	34.0	—

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS	6.0	—	16.3	46.6	34.0	—

(1)	33.3% represents a reasonable approximation of the interest factor.

(2)	For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $752.9 million. This was as a result of the large losses incurred due to the hurricanes which occurred during the third quarter of 2005.

(3)	For the year ended December 31, 2001, earnings were insufficient to cover fixed charges by $61.6 million. Montpelier Re Holdings Ltd. was formed on November 14, 2001 and commenced insurance operations on December 16, 2001. We incurred certain one-time expenses in connection with our formation including a $61.3 million charge for the fair value of warrants issued. The warrants were issued to certain founding shareholders, and qualify as equity for accounting purposes, therefore $61.3 million of additional paid-in capital was also created with a net neutral impact on shareholders’ equity. The net loss of $61.6 million for the period was almost entirely due to the charge related to warrants.